Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Gross Transaction Value for the Third Quarter of 2021

GUIYANG, China, October 25, 2021—Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced that the Company facilitated 35.3 million fulfilled orders(1) with Gross Transaction Value (“GTV”)(2) of RMB67.3 billion in the third quarter ended September 30, 2021, representing 78.4% and 48.8% year-over-year growth, respectively.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, stated, “Despite multiple headwinds, we maintained steady broad-based development across our businesses in the third quarter, a testament to the synergies of our platform’s efficiency and the strength of our nationwide road logistics network. We are committed to delivering products and services with superior value and are confident our user growth will gradually resume if the pending cybersecurity review of our Yunmanman and Huochebang apps is completed favorably to us.”

1 Fulfilled orders in the third quarter of 2021 is defined as all shipping orders matched through our mobile apps, including Yunmanman, Huochebang and Shengsheng Huitouche. Transaction volume on Shengsheng Huitouche was immaterial historically, and historical data from Shengsheng Huitouche were not systematically collected and processed prior to the third quarter of 2021. As such, they are not included in our previous fulfilled orders disclosures.

2 GTV or gross transaction value in the third quarter of 2021 is defined as the aggregate freight prices specified by our users for all fulfilled orders through our mobile apps, including Yunmanman, Huochebang and Shengsheng Huitouche. Transaction volume on Shengsheng Huitouche was immaterial historically, and historical data from Shengsheng Huitouche were not systematically collected and processed prior to the third quarter of 2021. As such, they are not included in our previous GTV disclosures.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform, connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services including freight listing service, freight brokerage service and online transaction service. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas stations operators. With a mission to make logistics better, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect is systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 pandemic; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: FTA@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com